DWS Investment Management Americas Inc.

100 Summer Street

Boston, MA 02110

June 2, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Amended Form N-CSR on behalf of DWS RREEF Global Real Estate Securities Fund (the "Fund"), a series of Deutsche DWS Securities Trust(the “Series”), (Reg. No.: 811-02021, CIK: 0000088048; Series ID: S000032044)

Ladies and Gentlemen:

We are filing today through the EDGAR system an amended Form N-CSR (the "Amendment") on behalf of the Fund for the period ending December 31, 2022. The Amendment is being refiled to include Item 4 Principal Accountant Fees and Services which did not upload properly in the original filing.

Any comments or questions on this filing should be directed to the undersigned at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Chief Financial Officer and Treasurer